Exhibit 99.1
Aeterna Zentaris Inc. 1405 du Parc-Technologique Blvd.
Québec (Québec) Canada G1P 4P5 T 418-652-8525
www.aezsinc.com

Press Release
For immediate release

Aeterna Zentaris Reports Second Quarter 2014 Financial and Operating Results
All amounts are in US dollars
Quebec City, Canada, August 7, 2014 - Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZ) (the "Company"), a specialty biopharmaceutical company engaged in developing and commercializing novel treatments in oncology and endocrinology, today reported financial and operating results as at and for the second quarter ended June 30, 2014.
Research and development ("R&D") costs, net of refundable tax credits and grants, for the three-month period ended June 30, 2014 were $5.5 million compared to $5.3 million for the same period in 2013.
Selling, general and administrative ("SG&A") expenses were $2.9 million for the three-month period ended June 30, 2014, compared to $4.4 million for the same period in 2013. The decrease in SG&A expenses is mainly related to the recognition in the second quarter of 2013 of non-recurring termination benefits (approximately $1.4 million) and to the recording of related non-cash share-based compensation costs, amounting to approximately $0.7 million.
Net loss for the three-month period ended June 30, 2014 was $5.0 million compared to a net income of $9.3 million for the same period in 2013. The decrease in net income is due largely to lower net income from discontinued operations related to the Company's former Cetrotide® business, partially offset by lower comparative operating expenses and by higher comparative net finance income.
Cash and cash equivalents totaled $39.6 million as at June 30, 2014, compared to $43.2 million as at December 31, 2013.
David Dodd, Chairman and CEO of Aeterna Zentaris, commented, "During the quarter, our main focus was on refining our launch and commercialization plan for Macrilen™ in the U.S., and on patient recruitment for our ongoing ZoptEC Phase 3 trial in endometrial cancer with zoptarelin doxorubicin. For Macrilen™, we continued our focus on issues such as cost of goods, manufacturing, packaging, distribution and reimbursement, while building our core business team based in Charleston, South Carolina. The NDA for Macrilen™ continues to be under review, with a PDUFA date of November 5 of this year, and we have been in continued discussions with the FDA; if approved, Macrilen™ would become the first FDA approved oral drug for use in evaluating AGHD. Regarding the ZoptEC Phase 3 trial, we are very pleased with the pace at which we have been opening sites and recruiting patients with over 115 sites now in operation and over 230 patients recruited. At this rate, we are on track to reach the number of patients required to secure our first interim analysis in the first half of 2015. Also during the quarter, we announced the implementation of a global resources optimization program to streamline R&D activities, increase commercial operations and flexibility, ultimately reduce our operating cash burn and more appropriately, align our financial resources with our strategic goal of transitioning into a commercially operating specialty biopharmaceutical company. Finally, we have intensified our business development efforts, which have already resulted in the signing of a co-promotion agreement with Ascend Therapeutics to co-promote EstroGel® and to jump start our commercial activities. Further, we intend to pursue other opportunities, including in-licensing transactions, product acquisitions or other co-promotional arrangements, throughout the remainder of the year."
Dennis Turpin, CFO of Aeterna Zentaris commented, "With our cash position, combined with the streamlining of our R&D activities, we are able to continue to advance our strategic programs and reach our near-term milestones related to Macrilen™ and zoptarelin doxorubicin."

Q2 2014 HIGHLIGHTS
Pipeline
Macrilen™ (macimorelin)

•
Continued discussions with the FDA and provided the agency with further information regarding the New Drug Application ("NDA") review for Macrilen™, which seeks approval as the first orally-administered drug for the evaluation of Adult Growth Hormone Deficiency ("AGHD"). Prescription Drug User Fee Act ("PDUFA") date set for November 5, 2014.

•	Continued pre-commercialization activities for Macrilen™ with the hiring of new employees and a specialized third-party firm dedicated to this process.
Zoptarelin Doxorubicin

•
Additional sites opened and patients recruited for the current ZoptEC (Zoptarelin doxorubicin in Endometrial Cancer) Phase 3 trial in endometrial cancer. Currently, over 115 sites are in operation and over 230 patients have been entered into this trial.

•	Poster presented on the design of the ZoptEC Phase 3 trial in endometrial cancer at the annual meeting of the American Society of Clinical Oncology in Chicago.
AEZS-134

•
Poster on AEZS-134, a highly potent and selective ATP competitive Erk inhibitor, entitled, "Erk Inhibition as a Therapeutic Option for the Treatment of Raf- and Mek-Inhibitor Resistant Tumors", was presented at the American Association for Cancer Research annual meeting, providing rationale for a potential treatment option for patients suffering from tumors which are resistant to currently established therapies such as B-Raf and Mek inhibitors.

Corporate Developments

•	Relocation of U.S. operations to Charleston, South Carolina.

•
In May, the Company entered into an At-the-Market ("ATM") Sales Agreement (the "May 2014 ATM Program"), with MLV & Co. LLC, under which the Company may, at its discretion, from time to time during the term of the sales agreement, sell up to a maximum of 14,018,692 million of its common shares through ATM issuances on the NASDAQ, up to an aggregate amount of $15 million.

•
Subsequent to quarter-end, between July 1, 2014 and August 7, 2014, the Company issued a total of approximately 1.4 million common shares under the May 2014 ATM Program for aggregate gross proceeds of $1.7 million, less cash transaction costs of $44,000 and previously deferred transaction costs of $8,000.

•
Subsequent to quarter-end, signing of a co-promotion services agreement with Ascend Therapeutics. Under the terms of the agreement, Aeterna Zentaris will market Ascend's hormone replacement therapy product, EstroGel®, in specific agreed-upon U.S. territories in exchange for a sales commission. Ascend will render similar services regarding Aeterna Zentaris' Macrilen™, an oral product used in the evaluation of AGHD, following its regulatory approval.

•
Subsequent to quarter-end, approval of a global resources optimization program (the "Program") as part of the Company's objective to transition into a commercially operating specialty biopharmaceutical company, by streamlining R&D activities and increasing commercial operations and flexibility. Termination of 30 employees, representing approximately one-third of current staffing is expected to be completed over a period of approximately 12 months. Upon completion of the Program, overall annualized savings are expected to amount to approximately $2.2 million.

CONFERENCE CALL
Management will be hosting a conference call for the investment community beginning at 8:30 a.m. (Eastern Time) tomorrow, Friday, August 8, 2014, to discuss the 2014 second quarter results. Individuals interested in participating in the live conference call by telephone may dial, in Canada, 514-807-9895 or 647-427-7450, outside Canada, 888-231-8191. They may also listen through the Internet at www.aezsinc.com in the "Newsroom" section. A replay will be available on the Company's website for 30 days following the live event.
For reference, the Management's Discussion and Analysis of Financial Condition and Results of Operations for the second quarter of 2014, as well as the Company's consolidated financial statements, can be found at www.aezsinc.com in the "Investors" section.
About Aeterna Zentaris Inc.
Aeterna Zentaris is a specialty biopharmaceutical company engaged in developing and commercializing novel treatments in oncology and endocrinology. The Company's pipeline encompasses compounds at various stages of development. For more information, visit www.aezsinc.com.
Forward-Looking Statements
This press release contains forward-looking statements made pursuant to the safe harbour provisions of the US Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the risk that safety and efficacy data from any of our Phase 3 trials may not coincide with the data analyses from previously reported Phase 1 and/or Phase 2 clinical trials, the ability of the Company to efficiently commercialize one or more of its products or product candidates, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and US securities commissions for additional information on risks and uncertainties relating to forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or by applicable law.
Contact
Paul Burroughs
Director of Communications
(418) 652-8525 ext. 406
pburroughs@aezsinc.com

Attachment: Financial summary

Condensed Interim Consolidated Statements of Comprehensive (Loss) Income Information

	Three months ended June 30,		Six months ended June 30,
(in thousands, except share and per share data)	2014	2013	2014	2013
	$	$	$	$
Revenues
Sales and royalties	—	96	—	96
License fees and other	—	—	—	6,062
	—	96	—	6,158
Operating expenses
Cost of sales	—	51	—	51
Research and development costs, net of refundable tax credits and grants	5,462	5,308	11,292	9,709
Selling, general and administrative expenses	2,948	4,430	5,313	7,254
	8,410	9,789	16,605	17,014
Loss from operations	(8,410)	(9,693)	(16,605)	(10,856)
Finance income	3,161	379	7,150	2,183
Finance costs	—	(534)	(98)	(172)
Net finance income (costs)	3,161	(155)	7,052	2,011
Net loss from continuing operations	(5,249)	(9,848)	(9,553)	(8,845)
Net income from discontinued operations	225	19,178	173	20,061
Net (loss) income	(5,024)	9,330	(9,380)	11,216
Other comprehensive (loss) income:
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustments	(117)	(141)	(94)	99
Items that will not be reclassified to profit or loss:
Actuarial loss on defined benefit plans	(1,111)	—	(2,070)	—
Comprehensive (loss) income	(6,252)	9,189	(11,544)	11,315
Net loss per share (basic and diluted) from continuing operations	(0.09)	(0.39)	(0.17)	(0.35)
Net income per share (basic and diluted) from discontinued operations	—	0.75	—	0.79
Net (loss) income per share (basic and diluted)	(0.09)	0.36	(0.17)	0.44
Weighted average number of shares outstanding :
Basic	56,513,969	25,542,263	55,722,113	25,436,364
Diluted	56,513,969	25,542,263	55,722,113	25,436,385

Condensed Interim Consolidated Statement of Financial Position Information

	As at June 30,	As at December 31,
(in thousands)	2014	2013
	$	$
Cash and cash equivalents	39,553	43,202
Trade and other receivables and other current assets	1,971	2,453
Restricted cash	860	865
Property, plant and equipment	829	1,351
Other non-current assets	10,927	11,325
Total assets	54,140	59,196
Payables and other current liabilities	5,668	7,242
Warrant liability	19,427	18,010
Non-financial non-current liabilities[1]	18,796	16,880
Total liabilities	43,891	42,132
Shareholders' equity	10,249	17,064
Total liabilities and shareholders' equity	54,140	59,196
_________________________
1    Comprised mainly of employee future benefits and provisions.

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